# VAWAA

Dear Silvia,

A few weeks ago, I shared that we were preparing to open a new investment round for VAWAA and invited members of our community to join our Inner Circle conversations.

Since then, many of you have joined the calls, asked great questions, and helped us shape this next chapter. Some VAWAA guests and artists have also already reserved or committed, bringing early momentum to about $160K so far.

You've experienced VAWAA first hand: how a few days in an artist's studio can shift the way you see a place, a practice, and yourself. This is the **power of human creativity** we want to make possible for many more people, while creating meaningful income, visibility, and infrastructure for artists around the world.

**We've now opened early investor reservations privately on Wefunder before going public around May 11.**

By investing in VAWAA, you are helping build a more human future: one where artists are elevated, creative travel becomes a global category, and AI strengthens the infrastructure for deeply human experiences rather than replacing them.

Participation **starts at $1,000** so more of our community can be part of what we're building, with early reservation perks for those who join during the private phase.

You can **reserve your allocation here**, and early reservation perks are

[here](#).

If VAWAA has meant something to you, I'd love for you to take a look, reserve an allocation, or share this with someone who would care about the future of creativity, meaningful travel, and human connection.

**For anyone considering a large check**, I'm hosting info calls on Sunday May 3, Tuesday May 6, and Wednesday May 7 to answer questions. [Pick a time here.](#)

Thank you for being part of the VAWAA story already. This next chapter is possible because of guests like you — people who chose to travel differently, learn deeply, and believe in the value of artists' time, knowledge, and worlds.

With love and gratitude ❤️
Geetika and the VAWAA Team
[vawaa.com](#)

Legal disclaimer: At this stage, VAWAA is "testing the waters" under Regulation Crowdfunding, which means no money or other consideration is being solicited and will not be accepted if sent.

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